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[METROPOLITAN LIFE INSURANCE COMPANY OF CONNECTICUT LETTERHEAD]

April 15, 2011

VIA EDGAR

U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC  20549

      Re: Metropolitan Life Insurance Company of Connecticut
          Withdrawal of Pre-Effective Amendment No. 2 to the Form S-1
            Registration Statement
          SEC File No. 333-172860

Dear Sir or Madam:

      Pursuant to Rule 477(a) under the Securities Act of 1933, as amended, Metropolitan Life Insurance Company of Connecticut ("MICC") hereby requests the withdrawal of MICC's Pre-Effective Amendment No. 2 (the "Amendment") on Form S-1 to the above-referenced Registration Statement with respect to the Registered Fixed Account Option ("RFO"), which has a market value adjustment feature, filed on April 8, 2011 (SEC Accession No. 0000950123-11-034205).

      MICC filed the Amendment on April 8, 2011 in anticipation of the impending Federal Government shutdown at midnight on April 9, 2011 and the uncertainty of whether the SEC staff would be available to declare effective SEC filings to ensure MICC would be able to continue to make available interests in RFO. MICC is requesting withdrawal of the Amendment, which is no longer necessary because the Federal Government did not shut down. No interests in RFO were sold in connection with the Amendment.

      Please contact Diane E. Ambler at (202) 778-9886 or Andras P. Teleki at (202) 778-9477 with any questions or comments.

                                           Sincerely,

                                           Metropolitan Life Insurance
                                           Company of Connecticut

                                           /s/ Myra L. Saul

                                           Myra L. Saul
                                           Associate General Counsel

Cc:   Diane E. Ambler, K&L Gates
      Andras P. Teleki, K&L Gates
      Alison White, SEC